SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

ATTUNITY LTD
(Name of Registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

ATTUNITY LTD

6-K Items

1.	Press release ATTUNITY Announces a Plan to Return to Compliance following a Receipt of Nasdaq’s Notice of Failure to Comply with Listing Requirement

ITEM 1

For more information:
Ofer Segev, CFO
Attunity, Ltd.
781-213-5203
ofer.segev@attunity.com

ATTUNITY Announces a Plan to Return to Compliance following a Receipt of
Nasdaq’s Notice of Failure to Comply with Listing Requirement

BURLINGTON MA, February 8, 2005 – Attunity, Ltd. (NASDAQ: ATTU), a leading provider of enterprise information integration software, today announced that it has a plan to return promptly to compliance with the minimum $10,000,000 stockholders’ equity requirement for continued listing on the Nasdaq National Market. The plan will include, if necessary, the exercise of outstanding warrants by certain of its investors. On February 2, 2006, the company received a Nasdaq Staff Determination letter indicating that Attunity has failed to comply with the minimum $10,000,000 stockholders’ equity requirement for continued listing on the Nasdaq National Market as set forth in Marketplace Rule 4450(a)(3) .

About Attunity:
Attunity is a leading provider of enterprise data integration software. Using Attunity’s products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

Attunity software solutions are used world-wide for Data Warehousing, Operational Data Stores, and a variety of Information Integration initiatives, including service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like IBM, Oracle and HP who embed Attunity software into their products and solution offerings.

Safe Harbor Statement for Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Federal securities laws. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. For example, Attunity expects to complete a financing that will return it to compliance with Nasdaq’s net worth requirement, but it may not be able to complete a financing on favorable terms, or at all, due to market conditions or concerns of investors or other factors. Other risk factors are discussed in Attunity’s Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission. Attunity assumes no obligation to update information concerning its expectations.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD (Registrant) BY: /S/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: February 8, 2006